
May 13, 2015

Jeffrey E. Holman
Chief Executive Officer
Vapor Corp.
3001 Griffin Road
Dania Beach, FL 33312

> **Re: Vapor Corp.**
> **Registration Statement on Form S-3**
> **Filed April 17, 2015**
> **File No. 333-203490**

Dear Mr. Holman:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you filed a Form 8-K on March 5, 2015 disclosing the acquisition of Vaporin, Inc. You indicated in this Form 8-K that the financial statements of the acquired business and pro forma financial information required by Rules 8-04 and 8-05 of Regulation S-X would be filed by amendment within 71 days. Please confirm your understanding that we will not consider a request for acceleration of the effective date of this Form S-3 until you have provided the required financial statements and pro forma financial information. Refer to the Instruction to Item 9.01 of Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in

Jeffrey E. Holman
Vapor Corp.
May 13, 2015
Page 2

possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ryan Adams at (202) 551-3191 or me at (202) 551-3217 with any questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor

cc: Leah E. Hutton, Esq.
        Nason, Yeager, Gerson, White & Lioce, P.A.